UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Peter Niklai
Executive Managing Director

INCJ, Ltd.
7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku,

Tokyo 105-0001, Japan

+81-3-5532-7110

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,292,310
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,292,310
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 40,738,704 Common Shares outstanding as of August 3, 2022.

CUSIP No. Y2294C107	13D	Page 3 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ SJ Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,292,310
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,292,310
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 40,738,704 Common Shares outstanding as of August 3, 2022.

Explanatory Note:

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2022, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the SEC on May 18, 2022 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Initial 13D.

This Amendment No. 2 amends Items 4, 5, and 6 of the Initial 13D as set forth below:

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraph:

“On August 8, 2022, INCJ SJ physically settled the Forward Transaction relating to 1,400,010 Common Shares.”

Item 5.	Interest in Securities of the Issuer.

Section (a) and (b) of Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a)

The calculation of percentages is based on an aggregate 40,738,704 Common Shares outstanding as of August 3, 2022.

As a result of the 3,465,000 Common Shares issued by the Company to INCJ SJ at Completion and the 227,320 Common Shares issued by the Company to INCJ SJ on November 11, 2021 and the sale of 1,400,010 Common Shares pursuant to the Forward Confirmation on August 8, 2022, INCJ and INCJ SJ may be deemed to beneficially own in the aggregate 2,292,310 Common Shares, representing 5.6% of the Common Shares outstanding.

(b)

INCJ and INCJ SJ share the power to dispose or direct the disposition of 2,292,310 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 in this Amendment No. 2 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2022

INCJ, LTD.

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Executive Managing Director

INCJ SJ INVESTMENT LIMITED

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Director